June 13, 2005

Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0407
Washington, DC 20549

RE:
Emeritus Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

Form l0-Q for the quarterly period ended March 31, 2005
Filed May 13, 2005

Dear Mr. Spirgel:

This letter is in response to your letter to us dated May 27, 2005, regarding the above mentioned filings. In the interest of keeping matters clear, organized, and in keeping with our understanding of your instructions, we repeated your questions and comments in the same form and order they occurred in your letter to us. Immediately after each of your questions, we follow with our response.

Form l0-K for the fiscal year ended December 31, 2004

Administration, page 7

1. We understand that you have the Central, Eastern, Great Lakes and Western operational groups. Please tell us how you determined that you have only one reportable segment under SFAS 131.

Answer: Our divisional organization is for purely administrative purposes. We do not prepare separate financial information for these operating divisions that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources or in assessing performance. Additionally, all of our operations are similar throughout each division. Thus we believe the presentation of segment information on a divisional basis is not required under SFAS 131.

3131 Elliott Avenue, Suite 500 • Seattle WA 98121
PHONE 206.298.2909 • FAX 206.301.4500 • www.emeritus.com

Mr. Larry Spirgel
Securities and Exchange Commission
June 13, 2005

Item 6. Selected Consolidated Financial Data. page 19

2. Please present your ratio of earnings to fixed charges that complies with Item 503(d) of
Regulation S-K. Also, provide the required exhibit.

Answer: We have not presented a ratio of earnings to fixed charges since we do not have any registered debt securities and, therefore, do not believe that Item 503(d) of Regulation S-K applies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

HCP Transaction, page 30

3. Please tell us how you are accounting for the potential put option and the basis for your accounting.

Answer: This was a sale-leaseback transaction in which the lease contained an event of default clause that may require the lessee to repurchase the properties for the greater of the then fair market value or the landlord’s then current investment amount. Given that, in an event of default, the buyer-lessor could compel the seller-lessee to repurchase the property, the sale-leaseback included continuing involvement as defined by SFAS 98 and EITF 97-1. We have recorded a liability in the amount of $83.5 million, which is equal to the landlord’s purchase price in accounting for the transaction as a financing in accordance with SFAS 98. Additionally, we noted that the put option represented an embedded derivative but, in accordance with SFAS 133 paragraph 12 and 61, determined that the put option was not an embedded derivative requiring separate accounting. We also evaluated FIN 45 and determined that separate valuation under FIN 45 was not required since, even if the put was considered a guarantee, it would be a guarantee of our own performance. Accordingly, no amounts were recorded for the put option.

Summary of Significant Accounting Policies and Use of Estimates, page 34;

4. Please disclose your accounting policy for the $18 million contingencies accrual.

Answer: Our accounting policy regarding contingent liabilities is to recognize those obligations if they are probable and estimable in accordance with SFAS 5 based on management’s best estimate of the ultimate outcome. If a legal judgment has been rendered against us, then we believe that we have a probable liability and accrue the full amount of the judgment as the most likely estimate of the probable loss unless we are able to obtain a legal opinion that the ultimate settlement will be different. We request to review and modify our accounting policy disclosures in future filings.

Mr. Larry Spirgel
Securities and Exchange Commission
June 13, 2005

Contractual Obligations. page 47

5. Please present the required interest payments in the table.

Answer: There are two tables in our disclosure (i) the principal payments for each period and (ii) the interest payments for each period. We believe that this presents a clearer picture of the obligations and related interest and satisfies the reporting requirement. However, if the SEC staff believes that the two tables should be combined into one, we request that we change this disclosure in future filings.

Item 9A. Controls and Procedures, page 57

6. Your certifying officers have concluded that your "disclosure controls and procedures were inadequate as of December 31, 2004." Rather than concluding as to the adequacy of your disclosure controls and procedures, you should conclude as to the effectiveness. In future filings, revise to state clearly whether or not your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective or not effective. In your response, tell us whether your disclosure controls and procedures were effective or not effective as of December 31, 2004. Exchange Act Rule 13a-15(e). Similarly address your Form 10-Q for the quarterly period ended March 31, 2005.

Answer: Our disclosure controls and procedures were not effective as of December 31, 2004, but were effective as of March 31, 2005. In all future filings, we will use the word "effectiveness" and "effective" and will cease to use the word "adequate" in this context.

Consolidated Statement of Operations, page F-4

7. Comply with SAB 1l (B).

Answer: Since we do not have a line item called "Cost of goods sold" in our Statement of Operations and the fact that we do include "Depreciation and amortization" prior to computing "Operating income from continuing operations," we believe we are in compliance with the intent of this item. In addition, we do not present a gross profit and our presentation is consistent with industry practice.

Mr. Larry Spirgel
Securities and Exchange Commission
June 13, 2005

8. We note that you redeemed the Series A Preferred Stock in August 2003. Please tell how you considered the adoption of SFAS 150 on this transaction.

Answer: We considered the provisions of SFAS 150 with regards to the presentation of our Series A Preferred Stock. As disclosed in Footnote 10 to the consolidated financial statements, the Series A Preferred Stock was convertible into common shares up until the date of mandatory redemption. As a result, we concluded that the Series A Preferred Stock are not mandatorily redeemable because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares, which is in accordance with paragraph A9 of SFAS 150. Thus, our adoption of SFAS 150 had no impact on the classification of our Series A preferred stock.

Note 6. Long-Term Investments, page F-18

9. Please tell us why after the LLC elected to be treated as a corporation you were required to account for your interest in the corporation on a cost basis under APB 18.

Answer: With regards to our investment in the LLC, we were not required to account for our interest in the LLC on a cost basis. In initially accounting for the LLC, we considered the provisions of EITF Issue No. 03-16, “Accounting for Investments in Limited Liability Companies,” which provides the guidance in this area, and a final conclusion was reached in March 2004 that indicates that if an LLC maintains separate member accounts similar to a limited partnership, then the provisions of SOP 78-9 and related guidance, including the guidance provided by the SEC staff in EITF D-46, should apply to LLCs with such individual ownership accounts. Therefore, since our ownership exceeded the 3-5% level indicated in EITF D-46, even though we did not exercise significant influence as defined in APB 18, equity method accounting was considered appropriate upon formation of the LLC. Our footnote discloses this as a requirement to account for the investment under the equity method. As discussed in footnote 3 to the consolidated financial statements, the LLC made an election to be taxed as a “C-corporation” beginning January 31, 2004. Upon election of being taxed as a C-corporation, we reevaluated the investment to determine whether APB 18 would apply and whether the investment should be accounted for on a cost vs. equity method. Since the entity was no longer similar to a pass-through entity and separate ownership accounts were no longer maintained, we concluded that APB 18 would be the appropriate literature to evaluate whether the entity should be accounted for on the equity method. As noted above, we had previously assessed the influence we had with regards to our investment including assessment of the provisions of items such as protective rights as defined by EITF 96-16 and concluded that we did not have significant influence over the operations or decisions of the LLC and that accounting for our investment using the cost basis of accounting was in accordance with APB 18.

Mr. Larry Spirgel
Securities and Exchange Commission
June 13, 2005

Note 17. Sales, Leases and Acquisitions. including Certain Related-Party, page F-30

10. Per page F-17, we understand that you do not believe any of your VIE's are required to be consolidated under FIN 46R. Please tell us the factors, including the purchase option, you considered in your conclusion for each of the leases disclosed in this note, include in your response references to the appropriate paragraph in FIN 46R.

Answer: With the exception of the lease of eight communities in May 2003, none of our operating leases have residual value guarantees, fixed price purchase options, or other non-market terms and therefore, in accordance with paragraph B24 of FIN 46R, these are not variable interests.

With respect to the May 2003 transaction, FIN 46R would indicate, per paragraphs 12, 13, and B24, that a fixed price purchase option would be a variable interest in the lessor VIE if the fair value of the assets leased is more than 50% of the of the fair value of the lessor VIE’s total assets or the lease transaction represents a Silo within the lessor VIE. The lessor for these facilities is Health Care Realty Trust, Inc., a publicly traded REIT (NYSE: HR), which we do not believe is a VIE but in any case the assets being leased are significantly below 50% of the fair value of the total assets of the REIT and are not a Silo within the REIT.

With respect to the other leases which are accounted for as capital or financing leases, none of the leases contain residual value guarantees, fixed price purchase options, or other non-market terms. They are all with publicly traded REITs (Health Care REIT, Inc. (NYSE: HCN); Nationwide Health Properties, Inc. (NYSE: NHP); and Health Care Property Investors, Inc. (NYSE: HCP)) and represent a minority of each REIT's total assets. Therefore, we do not believe that these leases represent variable interests in the lessor.

Emeritrust II Communities Lease, page F-32

11. Please tell us why the 500,000 warrants you issued are considered lease acquisition costs. Include in your response references to the appropriate accounting literature.

Answer: The warrants issued were additional costs incurred to enter into the lease and, like the other direct costs incurred to obtain the lease, were accounted for as lease acquisition costs in accordance with SFAS 13.

Mr. Larry Spirgel
Securities and Exchange Commission
June 13, 2005

Lease of Eight Communities in May 2003, Page F-32

12. Please tell us why it is appropriate to account for these leases as operating leases under SFAS 13.

Answer: The lease of the eight communities under a master lease in May 2003 was accounted for as an operating lease because it met the criteria for such classification under SFAS 13. The lease does not transfer ownership of the properties to us at the end of the lease term. Although the lease does contain a purchase option, we believe the option price is not a bargain purchase option. The purchase option may only be exercised by us after the first anniversary of the lease through the end of the third year of the lease term. The option expires after the third year of the lease. The purchase price is equal to the REIT’s original investment through year two of the lease, and the original investment plus 3% in the third year of the lease. It was management’s belief at the inception of the lease, and it is still management’s belief today, that the fair market value of these properties would be less than the purchase option price throughout the option exercise period. The financial operations of the properties at the inception of the lease did not support the purchase price option amount, and it was management’s belief that because of the short-term nature of the purchase option, the operations would not improve to the point where the purchase option would ever be consider a bargain purchase before it expired. The initial lease term of 10 years is less than 75% of the estimated economic life of the leased property. The three 5-year renewal options were not included in this criteria test because they are exercised at the option of the Company, are not bargain renewal options, and there are no lease provisions or economic penalties that would compel us to exercise the renewal options. The present value of the minimum lease payments at the beginning of the lease term, including fixed rent escalators and lease acquisition costs, is less than 90% of the fair value of the leased property. The discount rate used in calculating the present value was the Company’s incremental borrowing rate at inception of the lease.
.

Repurchase of the Series A Preferred Stock, page F-33

13. You received net proceeds of $10.2 million in repayment of your notes receivable with a carrying value of $4.4 million. Please tell us how the amount of the deferred gain was determined.

Answer: In July 2003, we acquired three communities that we formerly leased and simultaneously sold the properties to a REIT and leased them back. We had made loans to the original landlord and such notes receivable, including accumulated interest, totaled $4.4 million on the date of acquisition. We acquired the properties for the amount of the underlying mortgage on the properties, plus forgiveness of the notes receivable. The underlying mortgage totaled approximately $13.9 million, thus our basis in the properties was approximately $18.3 million. The sales price to the REIT was $24.9 million, resulting in a gain on sale of approximately $6.6 million. In addition, the original lease was accounted for as an

Mr. Larry Spirgel
Securities and Exchange Commission
June 13, 2005

operating lease with straight-line rent accruals. The deferred rent payable balance at the date of acquisition was approximately $1.9 million. This deferred rent payable amount was reversed since we were no longer obligated for those future rents. The gain on sale of the properties plus the reversal of deferred rent payable resulted in a deferred gain of $8.5 million on this transaction. The Company received $10.2 million in cash in this sale-leaseback transaction for a sales price of $24.9 million less assumption by the REIT of the underlying mortgage of $13.9 million less approximately $800,000 in lease acquisition costs on the new lease.

Note 18. Commitments and Contingencies, page F-38

14. You have concluded that "the damage award was not justified by the facts or the law in the case presented by the plaintiff." Based on this disclosure, tell us why your accrual is appropriate under SFAS 5.

Answer: As stated in our answer to question 4, our accounting policy regarding a legal judgment against us is to accrue the full amount of the judgment unless we have obtained a legal opinion which would support not recording the liability. The language used in the 10-K indicates that we believe we have a strong basis for appeal, but any potential reduction in the award is not determinable and is a gain contingency, which would not be recognized until the appeal process runs its course and the gain is realized.

Given the nature and scope of our responses, we do not believe amended filings are warranted.

As you requested, we acknowledge that:

•	Company management is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Raymond R. Brandstrom
Raymond R. Brandstrom
Vice President of Finance,
Chief Financial Officer, and Secretary